SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: November 2003

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _________________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For Immediate Release

Bell Canada Announces John W. Sheridan’s Departure

Montréal (Québec), November 10, 2003 — Bell Canada today announced that John Sheridan, Group President, Business Markets, has decided to leave the company later this month.

Mr. Sheridan joined Bell in 1979 and has held numerous executive positions during his twenty-four year career, including Chief Operating Officer of Bell Cablemedia, U.K. and Chief Operating Officer of Bell Canada.

“I’ve had a very fulfilling career and am very proud of my accomplishments at Bell Canada,” said Mr. Sheridan. “I am pleased to have been part of the executive team that moved the company forward through some very exciting times, including the latest successful transition to a market segment structure. With the new structure firmly in place, the time has now come for me to consider other interests which hold considerable appeal for me and my family.”

“John is a seasoned, respected executive. During his distinguished career at Bell, John has had many responsibilities and throughout made significant contributions to our company,” said Michael Sabia, Chief Executive Officer of Bell Canada. “We respect John’s decision. He will always have many friends at Bell Canada.”

Mr. Sheridan will leave the company effective November 28th, 2003. He will continue to Chair the United Way Campaign of Greater Toronto and sit on several private and public boards.

About Bell Canada

Bell Canada, Canada's national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and direct-to-home satellite service. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca.

For further information:
Peter Daniel	Maarika Paul
Corporate Communications	Investor Relations
(514) 870-1100 or	(514) 870-8106
(416) 353-3576

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: November 10, 2003